FORM 4

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

1.   Name and Address

     Vickie Lenny
     C/o InfoNow Corporation
     1875 Lawrence Street, Suite 1100
     Denver, CO  80202

2.   Issuer Name and Ticker or Trading Symbol         InfoNow Corporation,  INOW

3.   IRS or Social Security Number of Reporting Person (Voluntary)

4.   Statement for Month/Year   November 2001

5.   If Amendment, Date of Original (Month/Year)

6.   Relationship of Reporting Person to Issuer (Check all applicable)

              Director                  10% Owner
              Officer (Give Title)      Other (Specify)
                                        ---------------

                             Vice President of Sales
                             -----------------------


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/yy)        Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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
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


FORM 4 (continued)

====================================================================================================================================
Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
====================================================================================================================================
                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date       Title   Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
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Option              1.86     2/23/01   A                     2/23/04   2/23/06   Common  15,000           15,000     D
  (right to buy) 1                                                               Stock
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Option              1.64     7/19/01   A                     7/19/04   7/19/06   Common   1,000           16,000     D
  (right to buy) 2                                                               Stock
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Option              2.35    10/26/01   A                    10/26/04  10/26/06   Common  60,000           76,000     D
  (right to buy) 3                                                               Stock
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

1 7/36th of the total shares shall vest on September 23, 2001, 1/36th of the total shares vest on the 23rd day of each month thereafter, provided that as of each such date, the holder is an employee of the Company.

2 7/36th of the total shares shall vest on February 19, 2002, 1/36th of the total shares vest on the 19th day of each month thereafter, provided that as of each such date, the holder is an employee of the Company.

3 7/36th of the total shares shall vest on May 26, 2002, 1/36th of the total shares vest on the 26th day of each month thereafter, provided that as of each such date, the holder is an employee of the Company.


         /s/ Vickie Lenny                 Date: December 3, 2001
         ----------------                 ----------------------
         Vickie Lenny